Phone:	215-569-5530
Fax:	215-832-5530
Email:	stokes@blankrome.com

September 24, 2010

BY EDGAR

Vincent J. Di Stefano, Esquire
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	RiverPark Funds Trust (the “Trust”)
SEC File Numbers: 333-167778 and 811-22431

Dear Mr. Di Stefano:

On behalf of the Trust and each of its underlying series (the “Funds”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Trust’s registration statement on Form N-1A filed on June 25, 2010 and amended on September 14, 2010 and September 22, 2010 (the “Registration Statement) be accelerated so that the Registration Statement will become effective on Tuesday, September 28, 2010 (the “Effective Date”), or as soon thereafter as practicable.

Our client has selected the Effective Date to coordinate with its fiscal year which ends on September 30 each year and to enable the Funds to have a full fiscal year of performance for the fiscal year ending September 30, 2011, by commencing operations on October 1, 2010.

One Logan Square  18 th and Cherry Streets  Philadelphia, PA  19103-6998
www.BlankRome.com

Delaware    •    Florida    •    Maryland    •    New Jersey    •    New York    •    Ohio    •    Pennsylvania    •    Washington, DC

Vincent J. Di Stefano, Equire
September 24, 2010

In connection with the foregoing acceleration request, the Trust acknowledges that:

●           Should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●           The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

●           The Trust may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.  Thank you for your continued assistance.

Very truly yours,

/s/ Mary Stokes

MARY STOKES

One Logan Square  18 th and Cherry Streets  Philadelphia, PA  19103-6998
www.BlankRome.com

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